SEC Mail Process

MAR 02 2022

Washington, DC

22003998

ON

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8 - 66565 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/21** (MM/DD/YY) AND ENDING **12/31/21** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Chessiecap Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**7911 Sherwood Avenue**
(No. and Street)

| **Towson** | **MD** | **21204** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Douglas Schmidt** | **(301) 941-1824** | **doug@chessiecap.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Rubio CPA, PC**
(Name – if individual, state last, first, and middle name)

| **2727 Paces Ferry Rd SE, STE 2-1680** | **Atlanta** | **Georgia** | **30339** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **05/05/2009** | **3514** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, **Douglas Schmidt**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Chessiecap Securities, Inc.**, as of **December 31**, **2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ASHLEI POOLE
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
MY COMMISSION EXPIRES JULY 13, 2025

Notary Public

Signature:

Title: CEO + Executive Representative

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CHESSIECAP SECURITIES, INC.**
**Financial Statements**
**For the Year Ended December 31, 2021**
**With**
**Report of Independent Registered**
**Public Accounting Firm**

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chessiecap Securities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chessiecap Securities, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2003.

March 1, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

**CHESSIECAP SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
As of December 31, 2021

ASSETS

| | | |
|---|---|---|
| Cash | $ | 36,703 |
| Due from Registered Representatives | | 5,547 |
| Prepaid expenses and deposits | | 7,685 |
| Due from Stockholder | | 19,342 |
| Total Assets | $ | 69,277 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ | 3,736 |
| Accrued payroll | | 19,207 |
| Total Liabilities | | 22,943 |
| STOCKHOLDER'S EQUITY | | 46,334 |
| Total Liabilities and Stockholder's Equity | $ | 69,277 |

The accompanying notes are an integral part of these financial statements.

**CHESSIECAP SECURITIES, INC.**
**STATEMENT OF OPERATIONS**
For the Year Ended December 31, 2021

| | | |
|---|---|---|
| REVENUES | | |
| Investment banking | $ | 405,750 |
| Forgiveness of PPP Loan | | 72,390 |
| Other | | 9,969 |
| Total revenues | | 488,109 |
| EXPENSES | | |
| Commissions, compensation and benefits | | 430,488 |
| Technology and communications | | 6,314 |
| Other | | 30,937 |
| Total expenses | | 467,739 |
| NET INCOME | $ | 20,370 |

The accompanying notes are an integral part of these financial statements.

**CHESSIECAP SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
For the Year Ended December 31, 2021

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 20,370 |
| Items which do not affect cash: | | |
| Forgiveness of PPP Loan | | (72,390) |
| Adjustments to reconcile net income to net cash used by operations: | | |
| Increase in prepaid expenses and deposits | | (4,017) |
| Decrease in due from stockholder | | 8,886 |
| Decrease in due from registered representatives | | 439 |
| Increase in accounts payable | | 356 |
| Increase in accrued payroll | | 19,207 |
| NET CASH USED BY OPERATING ACTIVITIES | | (27,149) |
| NET CASH FROM FINANCING ACTIVITIES: | | |
| Contributions | | 81,361 |
| Distributions | | (105,147) |
| Proceeds from PPP Loan | | 72,390 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | 48,604 |
| NET INCREASE IN CASH | | 21,455 |
| CASH BALANCE: | | |
| Beginning of year | | 15,248 |
| End of year | $ | 36,703 |

Supplementary Information:

Non-cash Financing Activities

| | | |
|---|---|---|
| Contributions of expenses paid by Stockholder on behalf of Company | $ | 81,261 |
| Distributions of expenses paid by Company on behalf of Stockholder | | (105,147) |

The accompanying notes are an integral part of these financial statements.

**CHESSIECAP SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
For the Year Ended December 31, 2021

| | |
|---|---|
| Balance, December 31, 2020 | $ 49,750 |
| Contributions | 81,361 |
| Distributions | (105,147) |
| Net income | 20,370 |
| Balance, December 31, 2021 | $ 46,334 |

The accompanying notes are an integral part of these financial statements.

**CHESSIECAP SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
December 31, 2021

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Chessiecap Securities, Inc. (the "Company"), a Maryland corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

The Company was organized in April 2004 and is a wholly-owned subsidiary of Chessiecap, Inc. ("Stockholder").

The Company's customers are located primarily in the United States.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue from Contracts with Customers: Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees"). The Company has evaluated its nonrefundable retainer fees, to ensure they related to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenues on the Statement of Financial Condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers (continued):
The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction or formal termination of the engagement was approximately $25,750, which is included in Investment Banking revenue in the accompanying Statement of Operations.

Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

Accounts Receivable: Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Income Taxes: The Company is included in the consolidated S corporation federal income tax return filed by its Stockholder, pursuant to an election to be a Qualified S corporation subsidiary. Therefore, the income or losses of the Company flow through to the Stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as an S corporation, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

**CHESSIECAP SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
December 31, 2021

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $13,760, which was $8,760 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was 1.67 to 1.00.

NOTE C – CONCENTRATIONS

Approximately 94% of investment banking revenues was earned from one customer during 2021.

NOTE D – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

NOTE E – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Stockholder. Under the terms of this agreement, the Stockholder pays the Company for personnel services, health benefits, and other operating costs allocated to it based upon the relative time spent between the two entities. The amount allocated to the Stockholder by the Company in 2021 under this agreement was approximately equal to $541,600. The amount Due from Stockholder at December 31, 2021 of $19,342 arose from this agreement.

NOTE E — RELATED PARTY TRANSACTIONS (CONTINUED)

Under the expense sharing agreement with the Stockholder, the Company is allocated certain operating expenses incurred by the Stockholder. The amount of such expenses recorded by the Company during 2021 pursuant to this agreement was approximately $9,500.

Separately, the Company at times pays operating expenses on behalf of its Stockholder for which the Company subsequently seeks reimbursement. At December 31, 2021, no amounts are due from the Company's payment of such expenses.

The Company operates from office space provided by its President at no cost to the Company.

Financial position and results of operation could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE F – ECONOMIC RISKS

In March 2020, the World Health Organization declared COVID-19 a global pandemic that has continued through 2021. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to continue to sustain the potential effects of these world-wide events, the direct and long-term impact to the Company and its financial statements remains undetermined at this time.

SUPPLEMENTAL INFORMATION

**CHESSIECAP SECURITIES, INC.**

**SCHEDULE I**

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021**

NET CAPITAL:

| | |
|---|---|
| Total stockholder's equity | $ 46,334 |
| Less non-allowable assets: | |
| Due from Registered Representatives | 5,547 |
| Prepaid expenses and deposits | 7,685 |
| Due from Stockholder | 19,342 |
| | (32,574) |
| Net capital | 13,760 |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | 5,000 |
| Excess net capital | $ 8,760 |
| Aggregate indebtedness | $ 22,943 |
| Minimum net capital required on aggregate indebtedness | $ 1,530 |
| Ratio of aggregate indebtedness to net capital | 1.67 to 1.00 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021

There is no significant difference between net capital as reported in Part IIA of the Form X-17A-5, as amended, and net capital as reported above.

**CHESSIECAP SECURITIES, INC.**

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Chessiecap Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Chessiecap Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Chessiecap Securities, Inc. stated that Chessiecap Securities, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Chessiecap Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chessiecap Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 1, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Chessiecap

Chessiecap Securities, Inc.
3 Bethesda Metro Center
Suite 700
Bethesda, Maryland 20814

## CHESSIECAP SECURITIES, INC.'S EXEMPTION REPORT

We, as members of management of Chessiecap Securities, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.

Douglas M. Schmidt
Partner and Executive Representative
February 14, 2022